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08031030

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MAR 3 1 2008

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFFINA Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Midland Avenue, Suite 101
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert A. Vance, CPA, LLC
(Name – *if individual, state last, first, middle name*)

565 Kings Highway East	Fairfield	CT	06825
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Ambrose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affina Brokerage Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

ROBERT BUONGIORNO
Notary Public, State of New York
No. 01BU6017248
Qualified in Westchester County
Term Expires Dec. 7, 201_

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affina Brokerage Services, LLC
(A wholly-owned subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition

For the year ended
December 31, 2007

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit

Statement of Financial Condition
December 31, 2007

Contents

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

INDEPENDENT AUDITOR'S REPORT

Affina Brokerage Services, LLC
Rye, NY

To the Manager:

We have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (A wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Robert A Vance, CPA, LLC

Fairfield, CT
March 18, 2008

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition
As of December 31, 2007

ASSETS

Cash and cash equivalents	$	254,764
Certificates of deposits at market value		538,000
Interest receivable and other assets		35,007
Interest bearing cash on deposit with clearing organization		25,578
Receivable due from parent company		33,728
Prepaid expenses		35,605
Equipment, net of accumulated depreciation		5,584
Total assets	$	928,266

LIABILITIES AND EQUITY

Accounts Payable and accrued expenses	$	35,566
Member's Equity		
Contributed capital		956,727
Accumulated deficit		(64,027)
Total member's equity		892,700
Total. liabilities and member's equity	$	928,266

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

1. Nature of Organization

Affina Brokerage Services, LLC (the Company) is a one-member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). The Company receives commissions for executing and clearing trades for USAlliance, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs and other costs.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current and expected future events, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and all highly liquid instruments with an original maturity of less than three months to be cash equivalents.

Securities Transactions

Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Income Taxes

The Company has elected disregarded-entity status for federal and state income tax purposes and, therefore, pays no income tax at the Company level.

3. Related Party Transactions

The statement of operations includes USAlliance administrative fees and commissions of $390,064.75 and $129,290.16, respectively. Such administrative fees paid to the Company by USAlliance are pursuant to "Support Services Agreement". The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days' notice.

The agreement also provides that USAlliance provide the Company with accounting support, office space and furniture for a monthly fee of $1,370. During the year ended December 31, 2007, the Company paid USAlliance $16,440 in accordance with this provision of the agreement.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company's net capital is $781,399, net capital requirement is $250,000, and ratio of aggregate indebtedness is 0.0455. to 1.

5. Employee Benefits

The Company's employees participate in a non-contributory, defined benefit pension plan sponsored by USAlliance. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with USAlliance and the Company and compensation levels at retirement. Employer contributions to the plan reflect benefits attributed to employees' services to date, including time as an employee of USAlliance, as well as services expected to be earned in the future.

The Company's employees are also allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of both pension plans are accrued and funded on a current basis. The defined benefit pension and 401(k) plans costs for the year ended December 31, 2007, were $26,200.00 and $10,780.12, respectively. At December 31, 2007, USAlliance has a prepaid pension cost.

6. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of agent in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2007, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2007, the Company provided its transaction services solely to USAlliance members. The Company is also reimbursed for certain expenses by USAlliance. As such, the Company's business is reliant upon its relationship with USAlliance.

7. Subsequent Event

In 2008, an officer for the Company was terminated. A subsequent review after the termination by the Company and by USAlliance revealed that this officer is alleged to have exploited a weakness in the internal controls within USAlliance.

After identification of this internal control issue in USAlliance, and knowledge of the alleged individual's actions within USAlliance, the Company performed an extended review of its internal controls and concluded that no similar internal control issue appears to exist in the Company.

END